U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     -------------------------------------

                                   FORM 10-SB

                     -------------------------------------

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                           EQUITY VENTURES GROUP, INC.
                         (Name of Small Business Issuer)

             Florida
    (State or Other Jurisdiction of        I.R.S. Employer Identification Number
    Incorporation or Organization)

                22154 Martella Avenue, Boca Raton, Florida 33433
           (Address of Principal Executive Offices including Zip Code)

                                  561-981-8210
                           (Issuer's Telephone Number)

        Securities to be Registered Under Section 12(b) of the Act: None

           Securities to be Registered Under Section 12(g) of the Act:
                          Common Stock $.001 Par Value
                                (Title of Class)

                                     PART I

ITEM 1.  BUSINESS.

Equity Ventures Group, Inc. was incorporated on December 17, 1999, under the laws of the State of Florida to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. We have been in the developmental stage since inception and has no operations to date other than issuing shares to our original shareholders.

We will attempt to locate and negotiate with a business entity for the combination of that target company with us. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under
Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that we will be successful in locating or negotiating with any target company.

We have been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS

There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

     * the ability to use registered securities to make acquisitions of assets or businesses;
     *    increased visibility in the financial community;
     *    the facilitation of borrowing from financial institutions;
     *    improved trading efficiency; * shareholder liquidity;
     *    greater ease in subsequently raising capital;
     * compensation of key employees through stock options for which there may be a market valuation;
     *    enhanced corporate image;
     *    a presence in the United States capital market.


POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with us may include the following:

     * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

     * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

     * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

     * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

     * a foreign company which may wish an initial entry into the United States securities market;

     * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

     * a company seeking one or more of the other perceived benefits of becoming a public company.

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

A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

No assurances can be given that we will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

We are voluntarily filing this Registration Statement with the Securities and Exchange Commission and are under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

Our business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.

We have had no operating history nor any revenues or earnings from operations. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in us incurring a net operating loss which will increase continuously until we can consummate a business combination with a target company. There is no assurance that we can identify such a target company and consummate such a business combination.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS.

The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event we complete a business combination, of which there can be no assurance, the success of our operations will be dependent upon management of the target company and numerous other factors beyond our control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete with numerous other small public companies in seeking merger or acquisition candidates.

IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION; FAILURE TO MEET ITS FIDUCIARY OBLIGATIONS.

Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if we had more funds available to it, would be desirable. We will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking our participation. Management may not be able to meet its fiduciary obligation to us and our stockholders due to the impracticability of completing thorough due diligence of a target company. By its failure to complete a thorough due diligence and exhaustive investigation of a target company, we are more susceptible to derivative litigation or other stockholder suits. In addition, this failure to meet our fiduciary obligations increases the likelihood of plaintiff success in such litigation.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION-NO STANDARDS FOR BUSINESS COMBINATION-MANAGEMENTS SOLE DISCRETION REGARDING BUSINESS COMBINATION.

We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Collette Kim is our sole officer, director and controlling shareholder and as such has complete control and discretion with regard to our business and affairs. Ms. Kim has complete discretion whether we will enter into a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by us. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target company to have achieved, or without which we would not consider a business combination with such business entity. Accordingly, we may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.

While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. Our sole officer has not entered into a written employment agreement with us and he is not expected to do so in the foreseeable future. We have not obtained key man life insurance on our officer/director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of our business and likelihood of continuing operations.

CONFLICTS OF INTEREST--GENERAL.

Our officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that we will not seek a business combination with any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by us. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

We have neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by us. Even in the event demand exists for a transaction of the type contemplated by us, there is no assurance we will be successful in completing any such business combination.

LACK OF DIVERSIFICATION.

Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one target company. Consequently, our activities will be limited to those engaged in by the business entity which we will merge with or acquire. Our inability to diversify its activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

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

REGULATION UNDER INVESTMENT COMPANY ACT.

Although we will be subject to regulation under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject us to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

A business combination involving the issuance of our common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require our shareholders to sell or transfer all or a portion of their common stock. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION.

Our primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in our issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by our present shareholders and would most likely result in a change in control of our management.

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS.

We will require audited financial statements from any business entity we propose to acquire. No assurance can be given, however, that audited financials will be available to us prior to a business combination. In cases where audited financials are unavailable, we will have to rely upon unaudited information that has not been verified by outside auditors in making our decision to engage in a transaction with the business entity. The lack of the type of independent verification which audited financial statements would provide increases the risk that we, in evaluating a transaction with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for us.

ITEM 2.  PLAN OF OPERATION

We intend to enter into a business combination with a target company in exchange for cash and/or our securities. As of the initial filing date of this Registration Statement, neither our officer and director nor any affiliate has engaged in any negotiations with any representative of any specific entity regarding the possibility of a business combination with us.

Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

We intend to enter into an agreement with Global Business Resources, Inc. to supervise the search for target companies as potential candidates for a business combination. Global Business will pay its own expenses for any costs incurred in supervising the search for a target company.

We have no full time employees. Our president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that our business plan can be implemented by his devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

Our Certificate of Incorporation provides that we may indemnify our officers and/or directors for liabilities, which can include liabilities arising under the securities laws. Therefore, our assets could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our shareholders because we will not offset potential losses from one venture against gains from another.

We may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

We have, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

The analysis of new business opportunities will be undertaken by, or under the supervision of, our officer and director, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities.

The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. We will not acquire or merge with any company for which audited financial statements cannot be obtained at or within the required period of time after closing of the proposed transaction.

We may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with us. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

We will not restrict our search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer.

Our management, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing our business purposes. Following a business combination, we may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to us only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

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ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that our present management and shareholders will no longer be in control of the Company. In addition, it is likely that our officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after we have entered into an agreement for a business combination or have consummated a business combination and we are no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop our securities may depress the market value of our securities in the future if such a market develops, of which there is no assurance.

While the terms of a business transaction to which we may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, our shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition.

The percentage of ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our shareholders at such time.

We will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

We will not enter into a business combination with any entity which cannot provide audited financial statements at or within the required period of time after closing of the proposed transaction. We are subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is our duty to file audited financial statements as part of or within 60 days following the due date for filing our Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of our present management.

Management has orally agreed that it will advance to us any additional funds which we need for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment. There is no minimum or maximum amount management will advance to us. We will not borrow any funds to make any payments to our management, its affiliates or associates.

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Our Board of Directors has passed a resolution which contains a policy that we will not seek a business combination with any entity in which our officer, director, shareholder or any affiliate or associate serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

As part of a business combination agreement, we intend to obtain certain representations and warranties from a target company as to their conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in us within the United States financial community. We do not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in our securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in our securities, which may result in a significant pressure on their market price. We may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

A business combination with us separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with us normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. We may require assurances from the target company that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

Prior to completion of a business combination, we will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

We will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than us. In view of our combined extremely limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to the our competitors.

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ITEM 3.  DESCRIPTION OF PROPERTY

We have no properties and at this time has no agreements to acquire any properties. We currently use the offices of management at no cost to us. Management has agreed to continue this arrangement until we complete an acquisition or merger.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known by us to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address                  Amount of Beneficial     Percentage
of Beneficial Owner               Ownership                of Class
------------------------------------------------------------------------
Colette Kim                       400,000                    50.00%
22154 Martella Avenue
Boca Raton, Florida 33433


Peter Goldstein                   400,000                    50.00%
22154 Martella Avenue
Boca Raton, Florida 33433

All Executive Officers
and Directors as a Group
(1 Person)                        400,000                    50.00%

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

We have one Director and Officer as follows:

Name                       Age           Positions and Offices Held

Colette Kim                32            President/Director

There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

Set forth below is the name of our director and officer, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

Colette Kim has been our President, Chief Executive Officer, Chief Financial Officer and Director since August 28, 2003. Colette T. Kim is a Business Consultant with extensive experience in target Sales/Marketing, Operations, Small Business Computer Integration, and Asian Business. From 1994, Colette served as Director of Sales for a growing Orange County Based Commercial Real Estate Company. Subsequently, she was CFO for a Los Angeles Based Technology Company and COO for an Irvine, California Automobile Premium Finance Entity.

CONFLICTS OF INTEREST

Ms. Kim is currently a business and investment consultant. As such, demands may be placed on the time of Ms. Kim which will detract from the amount of time she is able to devote to us. Ms. Kim intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Ms. Kim would not attend to other matters prior to those of the Company. Ms. Kim projects that initially up to ten hours per month of her time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

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

Ms. Kim owns 400,000 shares of our outstanding common stock. At the time of a business combination, management expects that some or all of the shares of common stock owned by Ms. Kim will be purchased by the target company or retired by the Company. The amount of Common Stock sold or continued to be owned by Colette Kim cannot be determined at this time.

The terms of the business combination may include such terms as Ms. Kim remaining a director or officer of us. The terms of a business combination may provide for a payment by cash or otherwise to Colette Kim for the purchase or retirement of all or part of their common stock from us by a target company or for services rendered incident to or following a business combination. Ms.
Kim would directly benefit from such payment. Such benefits may influence Ms. Kim's choice of a target company.

We may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to us where that reference results in a business combination. No finder's fee of any kind will be paid by us to management or our promoters or to their associates or affiliates. No loans of any type have, or will be, made by us to management or our promoters or to any of their associates or affiliates.

We will not enter into a business combination, or acquire any assets of any kind for its securities, in which our management or any affiliates or associates have any interest, direct or indirect.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of us could result in liability of management to us. However, any attempt by shareholders to enforce a liability of management to us would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes we will not be subject to regulation under the Investment Company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in our holding passive investment interests in a number of entities we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have made no formal or informal inquiries to the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and therefore no determination regarding such status has been made at this time. Any violation of such Act would subject us to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

Our officer and director does not receive any compensation for his services rendered to us, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with us. However, the our officer and director anticipates receiving benefits as a beneficial shareholder of the Company, possibly, in other ways. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, Conflicts of Interest."

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We have issued a total of 800,000 shares of Common Stock to the following persons for a total of $1,000 in cash:

Name                    Number of Total Shares     Consideration
-----                   -----------------------    -------------
Peter Goldstein               400,000                  $600
Colette Kim                   400,000                  $400

With respect to the sales made to Peter Goldstein and Colette Kim, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). Such security holders cannot rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.

ITEM 8.  DESCRIPTION OF SECURITIES.

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share and 10,000,000 shares of blank check preferred stock. The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

BLANK CHECK PREFERRED

We have the authority to issue ten million (10,000,000) shares of Blank Check Preferred Stock at a par value of $.0001 per share. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

DIVIDENDS

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, we will be required to, and will, file reports under
Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker). However, our security holders can not rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.

Following a business combination, a target company will normally wish to list our common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.

In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a business combination, we do not meet the qualifications for listing on the Nasdaq SmallCap Market, we may apply for quotation of its securities on the NASD OTC Bulletin Board. In certain cases we may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc. On April 7, 2000, the Securities and Exchange Commission issued a new ruling with regard to the reporting status under the Securities Exchange Act of 1934 of a non-reporting company after it acquired a reporting "blank check" company. The SEC has revised its ruling that such Company would be a successor issuer to the reporting obligation of the "blank check" company by virtue of Commission Rule 12g-3(a).

Under the system, the concept of succession in part depends upon the nature of the company being succeeded. Thus, in Rule 12b-2, the definition of "succession" requires "the direct acquisition of the assets comprising a going business" [emphasis added]. The SEC stated a "blank check" company did not seem to satisfy these criteria. Consequently, Rule 12g-3(a) would not be applicable, and the non-reporting company would have to file a Form 10 or Form 10-SB registration statement in order to become an Exchange Act reporting company. Nonetheless, the SEC recognized the long-standing availability of the "back door" registration procedure where a going business was acquired, and concluded that if we could provide the same, or at least some minimally acceptable level of information as issuers do in appropriate Rule 12g-3(a) cases, the SEC would raise no objection to the procedure. The same level of information is the information required by Form 10 or Form 10-SB. A minimally acceptable level of information is complete audited and pro forma financial statements required by those forms. This information must be filed on Form 8-K within 15 days of the succession.

The Form 8-K filing is the seminal event in this "back door" filing procedure under the Exchange Act for the new combined operating company. It is a particularly critical event where a formerly non-reporting company acquires a reporting "blank check" company. For this reason, the SEC treats these Form 8-K "back door" filings in the same way it treats Form 10 and Form 10-SB filings. The SEC subjects them to its standards of review selection, and they may issue substantive comments on the sufficiency of the disclosures presented. Any disclosure deficiencies in the Form 8-K may impact the informed nature of trading markets for these securities. In accordance with its customary procedure for processing Exchange Act registration statements, the SEC will advise us of those situations where a Form 8-K "back door" registration has been selected for review, when they have issued comments on it and when those comments have been cleared by the staff.

Therefore, if we enter into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the SEC has determined that it will not review the 8-K filing or all of the comments have been cleared by the staff.

TRANSFER AGENT

It is anticipated that Corporate Stock Transfer, Denver, Colorado will act as transfer agent for our common stock. However, we may appoint a different transfer agent.

GLOSSARY

"Blank Check"
------------
Company as defined in Section 7(b)(3) of the Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

Business Combination
--------------------
Normally a merger, stock-for-stock exchange or stock-for-assets exchange between the Registrant and a target company.

The Company
-----------
The corporation whose common stock is the subject of this Registration
Statement.

The Registrant
--------------
Equity Ventures Group, Inc.

Exchange Act
------------
The Securities Exchange Act of 1934, as amended.

"Penny Stock" Security
----------------------
As defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii)that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act
--------------
The Securities Act of 1933, as amended.

                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (A) MARKET PRICE. There is no trading market for our Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     (B) HOLDERS. There are approximately 48 holders of our Common Stock. The issued and outstanding shares of our Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

     (C) DIVIDENDS. We have not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

We have not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have sold securities which were not registered as follows:

Date                   Name               Number of Shares
Consideration
------------------------------------------------------------------------------
December 17, 1999      Peter Goldstein     400,000                 $600
August 28, 2003        Colette Kim         400,000                 $400

With respect to the sales made to Peter Goldstein and Colette Kim, we relied upon Section 4(2) of the Securities Act of 1933, as amended.

In October 2003 we issued a total of 174,000 shares of our common stock at the price of $.10 per share in a private offering exempt from registration under the Securities Act pursuant to Regulation D Rule 506 thereof for the total consideration of $17,400 to 48 investors. These shares were sold to individuals or entities, each of whom are relatives, friends and/or acquaintances of Ms. Kim. We offered the shares ourselves and no fee or discount was given to any underwriter, placement agent or other person in connection with the private placement transactions. Except as described in the preceding sentence, we have not offered, sold or issued any other securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our bylaws contain the broadest form of indemnification for our officers and directors and former officers and directors permitted under Florida law. Our bylaws generally provide that: The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that her conduct was unlawful. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith. Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not parties to such action, suit or proceeding. If neither of the above determinations can occur because the Board of Directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination. Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that she is entitled to be indemnified by the Company. The indemnification provided shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

ITEM 1.   INDEX TO EXHIBITS

EXHIBIT NUMBER              DESCRIPTION
--------------              -------------------------------
2.1                         Certificate of Incorporation
2.2                         By-laws

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2004
                                   (UNAUDITED)





                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)



                                    CONTENTS

PAGE                1       CONDENSED BALANCE SHEETS AS OF JUNE 30, 2004 AND 2003 (UNAUDITED)

PAGE                2       CONDENSED  STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003 AND
                            FOR THE PERIOD FROM DECEMBER 17, 1999 (INCEPTION) TO JUNE 30, 2004 (UNAUDITED)

PAGES             3 - 4     CONDENSED  STATEMENTS OF CHANGES IN  STOCKHOLDERS'  EQUITY FOR THE PERIOD FROM
                            DECEMBER 17, 1999 (INCEPTION) TO JUNE 30, 2004 (UNAUDITED)

PAGE                5       CONDENSED  STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003 AND
                            FOR THE PERIOD FROM DECEMBER 17, 1999 (INCEPTION) TO JUNE 30, 2004 (UNAUDITED)

PAGES             6 - 8     NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)



                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            CONDENSED BALANCE SHEETS
                          AS OF JUNE 30, 2004 AND 2003
                          ----------------------------
                                   (UNAUDITED)



                                     ASSETS
                                     ------

                                                                                                2004                 2003
                                                                                          -----------------     ----------------
CURRENT ASSETS
  Cash                                                                                 $           13,355    $            -
                                                                                          -----------------     ----------------

TOTAL ASSETS                                                                           $           13,355    $            -
------------
                                                                                          =================     ================


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

TOTAL LIABILITIES                                                                      $             -       $            -

STOCKHOLDERS' EQUITY
  Preferred stock, $0.001 par value, 10,000,000 shares authorized,
   none issued and outstanding, respectively                                                         -                    -
  Common stock, $0.001 par value, 100,000,000 shares authorized,
   974,000 and 800,000 shares issued and outstanding, respectively                                    974                  800
  Additional paid in capital                                                                       27,821               10,595
  Accumulated deficit during development stage                                                    (15,440)             (11,395)
                                                                                          -----------------     ----------------
        Total Stockholders' Equity                                                                 13,355                 -
                                                                                          -----------------     ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                             $           13,355    $            -
------------------------------------------
                                                                                          =================     ================




                                    See accompanying notes to condensed financial statements.

                                                               1



                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                       CONDENSED STATEMENTS OF OPERATIONS
                       ----------------------------------
                                   (UNAUDITED)


                                                                                                                  For the
                                                                                                                Period From
                                                              For the Six             For the Six            December 17, 1999
                                                              Months Ended            Months Ended             (Inception) to
                                                             June 30, 2004           June 30, 2003             June 30, 2004
                                                           -------------------     -------------------     -----------------------

OPERATING EXPENSES
  Professional fees                                     $              3,000    $               -       $                 13,950
  General and administrative                                              30                      79                       1,490
                                                           -------------------     -------------------     -----------------------
        Total Operating Expenses                                       3,030                      79                      15,440
                                                           -------------------     -------------------     -----------------------

LOSS FROM OPERATIONS                                                  (3,030)                    (79)                    (15,440)

Provision for Income Taxes                                              -                       -                           -
                                                           -------------------     -------------------     -----------------------

NET LOSS                                                $             (3,030)   $                (79)   $                (15,440)
                                                           ===================     ===================     =======================

 Net loss per share - basic and diluted                 $               -                       -       $                  (0.01)
                                                           ===================     ===================     =======================

Weighted average number of shares outstanding during
 the period - basic and diluted                                      974,000                 800,000                   1,237,739
                                                           ===================     ===================     =======================


                                    See accompanying notes to condensed financial statements.

                                                               2



                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY
       FOR THE PERIOD FROM DECEMBER 17, 1999 (INCEPTION) TO JUNE 30, 2004
       ------------------------------------------------------------------
                                   (UNAUDITED)



                                                                                                            Accumulated
                                                                              Additional                   Deficit During
                                                        Common Stock            Paid-In      Subscription  Development
                                                    Shares        Amount        Capital      Receivable       Stage       Total
                                                  ----------    ----------    ----------     ----------    ----------    ----------
Common stock issued to founders for cash
 ($0.001 per share)                                1,000,000    $    1,000    $       --   $       --    $       --    $    1,000

In-kind contribution                                      --            --            79           --            --            79

Net loss for the period from December 17, 1999
 (inception) to December 31, 1999                         --            --            --           --           (79)          (79)
                                                  ----------    ----------    ----------   ----------    ----------    ----------

Balance, December 31, 1999                         1,000,000         1,000            79           --           (79)        1,000

Common stock issued for subscription receivable
 ($0.001 per share)                                1,500,000         1,500            --       (1,500)           --            --

In-kind contribution                                      --            --        10,079           --            --        10,079

Net loss, 2000                                            --            --            --           --       (11,029)      (11,029)
                                                  ----------    ----------    ----------   ----------    ----------    ----------

Balance, December 31, 2000                         2,500,000         2,500        10,158       (1,500)      (11,108)           50

In-kind contribution                                      --            --            79           --            --            79

Stock subscription cancelled                      (1,500,000)       (1,500)           --        1,500            --            --

In-Kind contribution of stock                       (200,000)         (200)          200           --            --            --

Net loss, 2001                                            --            --            --           --          (129)         (129)
                                                  ----------    ----------    ----------   ----------    ----------    ----------

Balance, December 31, 2001                           800,000           800        10,437           --       (11,237)           --



                                    See accompanying notes to condensed financial statements.

                                                               3



                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY
       FOR THE PERIOD FROM DECEMBER 17, 1999 (INCEPTION) TO JUNE 30, 2004
       ------------------------------------------------------------------
                                   (UNAUDITED)



                                                                                                            Accumulated
                                                                              Additional                   Deficit During
                                                        Common Stock            Paid-In      Subscription  Development
                                                    Shares        Amount        Capital      Receivable       Stage       Total
                                                  ----------    ----------    ----------     ----------    ----------    ----------
In-kind contribution                                      --            --            79           --            --            79

Net loss, 2002                                            --            --            --           --           (79)          (79)
                                                    --------      --------      --------    ----------     --------      --------

Balance, December 31, 2002                           800,000           800        10,516           --       (11,316)           --

Common stock issued for cash ($0.10 per share)       174,000           174        17,226           --            --        17,400

In-kind contribution                                      --            --            79           --            --            79

Net loss, 2003                                            --            --            --           --        (1,094)       (1,094)
                                                    --------      --------      --------    ---------      --------     --------

Balance, December 31, 2003                           974,000           974        27,821           --       (12,410)       16,385

Net loss for the six months ended June 30, 2004           --            --            --           --        (3,030)       (3,030)
                                                    --------      --------      --------    ---------      --------      --------

BALANCE, JUNE 30, 2004                               974,000    $      974    $   27,821   $       --    $  (15,440)   $   13,355
----------------------                              ========    ==========    ==========   ==========    ==========    ==========





                                    See accompanying notes to condensed financial statements.

                                                               4



                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                       CONDENSED STATEMENTS OF CASH FLOWS
                       ----------------------------------
                                   (UNAUDITED)


                                                                                                                  For the
                                                                                                                Period From
                                                                For the Six            For the Six           December 17, 1999
                                                               Months Ended           Months Ended             (Inception) to
                                                              June 30, 2004          June 30, 2003             June 30, 2004
                                                             -----------------      -----------------      -----------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                $           (3,030)    $              (79)    $                (15,440)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
    In-kind contribution                                                -                        79                       10,395
   Changes in operating assets and liabilities:
    Decrease in prepaid expenses                                       3,000                   -                            -
                                                             -----------------      -----------------      -----------------------
         Net Cash Used In Operating Activities                           (30)                  -                          (5,045)
                                                             -----------------      -----------------      -----------------------

CASH FLOWS FROM INVESTING ACTIVITIES                                    -                      -                            -
                                                             -----------------      -----------------      -----------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                                -                      -                          18,400
                                                             -----------------      -----------------      -----------------------
         Net Cash Provided By Financing Activities                      -                      -                          18,400
                                                             -----------------      -----------------      -----------------------

NET INCREASE (DECREASE) IN CASH                                          (30)                  -                          13,355

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                      13,385                   -                            -
                                                             -----------------      -----------------      -----------------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                $           13,355     $             -        $                 13,355
                                                             =================      =================      =======================



                                    See accompanying notes to condensed financial statements.

                                                               5


                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2004 AND 2003
                          ----------------------------
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

       (A) Basis of Presentation
       -------------------------

       The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all the information necessary for a comprehensive presentation of financial position and results of operations.

       It is management's opinion, however that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

       (B) Use of Estimates
       --------------------

       In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

       (C) Loss Per Share
       ------------------

       Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share." As of June 30, 2004 and 2003, there were no common share equivalents outstanding.

       (D) Business Segments
       ---------------------

       The Company operates in one segment and therefore segment information is not presented.

NOTE 2 STOCKHOLDERS' EQUITY
------ --------------------

       (A) Common Stock Issued for Cash
       --------------------------------

       On December 17, 1999, the Company issued 1,000,000 shares of common stock to its founders for cash of $1,000 ($0.001 per share).

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2004 AND 2003
                          ----------------------------
                                   (UNAUDITED)



       During 2003, the Company issued 174,000 shares of common stock for cash of $17,400 ($0.10 per share).

       (B) Common Stock Issued for Subscription Receivable
       ---------------------------------------------------

       During 2000, the Company issued 1,500,000 shares of common stock for a subscription receivable of $1,500 ($0.001 per share). During 2001, the Company cancelled the shares for non-payment of the subscription receivable.

       (C) In-Kind Contribution of Stock
       ---------------------------------

       During 2001, a stockholder of the Company returned 200,000 shares of common stock to the Company.

       (D) In-Kind Contribution
       ------------------------

       During 2003, 2002, 2001, 2000 and 1999, the stockholder of the Company paid $79, $79, $79, $10,079 and $79, respectively, of operating expenses on behalf of the Company (See Note 3).

       (E) Amendment to Articles of Incorporation
       ------------------------------------------

       During 2003, the Company amended its Articles of Incorporation to provide for an increase in its authorized share capital. The authorized capital stock increased to 100,000,000 common shares at a par value of $0.001 per share, and 10,000,000 preferred shares at a par value of $0.001 with class and series designations, voting rights, and relative rights and preferences to be determined by the Board of Directors of the Company from time to time.

NOTE 3 RELATED PARTY TRANSACTIONS
------ --------------------------

       A stockholder of the Company paid $10,395 of expenses on behalf of the Company from inception (See Note 2).

NOTE 4 GOING CONCERN
------ -------------

       As reflected in the accompanying financial statements, the Company is in the development stage with no operations. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2004 AND 2003
                          ----------------------------
                                   (UNAUDITED)


       Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2003 AND 2002

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)



                                    CONTENTS

PAGE                1       INDEPENDENT AUDITORS' REPORT

PAGE                2       BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

PAGE                3       STATEMENT  OF  OPERATIONS  FOR THE YEARS ENDED  DECEMBER  31, 2003 AND 2002 AND FOR THE
                            PERIOD FROM DECEMBER 17, 1999 (INCEPTION) TO DECEMBER 31, 2003

PAGES             4 - 5     STATEMENT  OF CHANGES IN  STOCKHOLDERS'  EQUITY FOR THE PERIOD FROM  DECEMBER  17, 1999
                            (INCEPTION) TO DECEMBER 31, 2003

PAGE                6       STATEMENTS  OF CASH FLOWS FOR THE YEARS  ENDED  DECEMBER  31, 2003 AND 2002 AND FOR THE
                            PERIOD FROM DECEMBER 17, 1999 (INCEPTION) TO DECEMBER 31, 2003

PAGES             7 - 9     NOTES TO FINANCIAL STATEMENTS


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
Equity Ventures Group, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of Equity Ventures Group, Inc. (a development stage company) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the two years then ended and from December 17, 1999 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Equity Ventures Group, Inc. (a development stage company) as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the two years then ended and from December 17, 1999 (inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is in the development stage with no operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans concerning this matter are also described in
Note 4. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.



WEBB & COMPANY, P.A.

Boynton Beach, Florida
January 20, 2004

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2003 AND 2002
                        --------------------------------






                                     ASSETS
                                     ------

                                                                                                2003                 2002
                                                                                           ----------------     ----------------

CURRENT ASSETS
  Cash                                                                                  $          13,385    $            -
  Prepaid expense                                                                                   3,000                 -
                                                                                           ----------------     ----------------
        Total Current Assets                                                            $          16,385    $            -
                                                                                           ================     ================


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

TOTAL LIABILITIES                                                                       $            -       $            -

STOCKHOLDERS' EQUITY
  Preferred stock, $0.001 par value, 10,000,000 shares authorized,
   none issued and outstanding, respectively                                                         -                    -
  Common stock, $0.001 par value, 100,000,000 shares authorized,
   974,000 and 800,000 shares issued and outstanding, respectively                                    974                  800
  Additional paid in capital                                                                       27,821               10,516
  Accumulated deficit during development stage                                                    (12,410)             (11,316)
                                                                                           ----------------     ----------------
        Total Stockholders' Equity                                                                 16,385                 -
                                                                                           ----------------     ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                              $          16,385    $            -
------------------------------------------                                                 ================     ================



                 See accompanying notes to financial statements.

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS




                                                                                                   For The Period From
                                                      For The Year            For The Year          December 17, 1999
                                                      Ended December          Ended December          (Inception) To
                                                         31, 2003                31, 2002            December 31, 2003
                                                    -------------------     -------------------     --------------------
OPERATING EXPENSES
  Professional fees                              $               -       $               -       $              10,950
  General and administrative                                    1,094                      79                    1,460
                                                    -------------------     -------------------     --------------------
        Total Operating Expenses                                1,094                      79                   12,410
                                                    -------------------     -------------------     --------------------

LOSS FROM OPERATIONS                                           (1,094)                    (79)                 (12,410)

Provision for Income Taxes                                       -                       -                        -
                                                    -------------------     -------------------     --------------------

NET LOSS                                         $             (1,094)   $                (79)   $             (12,410)
                                                    ===================     ===================     ====================

 Net loss per share - basic and diluted          $               -       `               -       $                (.01)
                                                    ===================     ===================     ====================

Weighted average number of shares outstanding
  during the period - basic and diluted                       841,267                 800,000                1,270,355
                                                    ===================     ===================     ====================



                 See accompanying notes to financial statements.

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM DECEMBER 17, 1999 (INCEPTION) TO DECEMBER 31, 2003
     ----------------------------------------------------------------------



                                                                                                            Accumulated
                                                                              Additional                   Deficit During
                                                        Common Stock            Paid-In      Subscription  Development
                                                    Shares        Amount        Capital      Receivable       Stage       Total
                                                  ----------    ----------    ----------     ----------    ----------    ----------
Common stock issued to founders for cash
 ($0.001 per share)                                1,000,000    $    1,000    $       --   $       --    $       --    $    1,000

In-kind contribution                                      --            --            79           --            --            79

Net loss for the period from December 17, 1999
 (inception) to December 31, 1999                         --            --            --           --           (79)          (79)
                                                  ----------    ----------    ----------   ----------    ----------    ----------

Balance, December 31, 1999                         1,000,000         1,000            79           --           (79)        1,000

Common stock issued for subscription receivable
 ($0.001 per share)                                1,500,000         1,500            --       (1,500)           --            --

In-kind contribution                                      --            --        10,079           --            --        10,079

Net loss, 2000                                            --            --            --           --       (11,029)      (11,029)
                                                  ----------    ----------    ----------   ----------    ----------    ----------

Balance, December 31, 2000                         2,500,000         2,500        10,158       (1,500)      (11,108)           50

In-kind contribution                                      --            --            79           --            --            79

Stock subscription cancelled                      (1,500,000)       (1,500)           --        1,500            --            --

In-Kind contribution of stock                       (200,000)         (200)          200           --            --            --

Net loss, 2001                                            --            --            --           --          (129)         (129)
                                                  ----------    ----------    ----------   ----------    ----------    ----------

Balance, December 31, 2001                           800,000           800        10,437           --       (11,237)           --





                 See accompanying notes to financial statements.

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
     FOR THE PERIOD FROM DECEMBER 17, 1999 (INCEPTION) TO DECEMBER 31, 2003
     ----------------------------------------------------------------------



                                                                                                        Accumulated
                                                                           Additional                 Deficit During
                                                      Common Stock          Paid-In    Subscription     Development
                                                   Shares        Amount     Capital     Receivable         Stage       Total
                                                   ------        ------     -------     ----------         -----       -----

In-kind contribution                                    --          --          79                 --          --           79

Net loss, 2002                                          --          --          --                 --         (79)         (79)
                                                  --------    --------    --------    ---------------    --------     --------

Balance, December 31, 2002                         800,000         800      10,516                 --     (11,316)          --

Common stock issued for cash ($0.10 per share)     174,000         174      17,226                 --          --       17,400

In-kind contribution                                    --          --          79                 --          --           79

Net loss, 2003                                          --          --          --                 --      (1,094)      (1,094)
                                                  --------    --------    --------    ---------------    --------     --------

BALANCE, DECEMBER 31, 2003                         974,000    $    974    $ 27,821    $            --    $(12,410)    $ 16,385
--------------------------                        ========    ========    ========    ===============    ========     ========



                 See accompanying notes to financial statements.

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                             -----------------------

                                                                                                               For The Period
                                                                                                                    From
                                                                 For The Year            For The Year         December 17, 1999
                                                               Ended December 31,     Ended December 31,       (Inception) To
                                                                     2003                    2002             December 31, 2003
                                                              -------------------     ------------------     -------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                 $             (1,094)   $               (79)   $            (12,410)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
    In-kind contribution                                                     79                     79                  10,395
   Changes in operating assets and liabilities:                          (3,000)                  -                     (3,000)
    Increase in prepaid expenses                                         (3,000)                  -                     (3,000)
                                                              -------------------     ------------------     -------------------
         Net Cash Used In Operating Activities                           (4,015)                  -                     (5,015)
                                                              -------------------     ------------------     -------------------

CASH FLOWS FROM INVESTING ACTIVITIES                                       -                      -                       -
                                                              -------------------     ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                                 17,400                   -                     18,400
                                                              -------------------     ------------------     -------------------
         Net Cash Provided By Financing Activities                       17,400                   -                     18,400
                                                              -------------------     ------------------     -------------------

NET INCREASE IN CASH                                                     13,385                   -                     13,385

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           -                      -                       -
                                                              -------------------     ------------------     -------------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $             13,385    $              -       $             13,385
                                                              ===================     ==================     ===================


                 See accompanying notes to financial statements.

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2003 AND 2002
                        --------------------------------

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION
------ -----------------------------------------------------------

       (A) Organization
       ----------------

       Equity Ventures Group, Inc. (a development stage company) (the "Company") was incorporated under the laws of the State of Florida on December 17, 1999. The Company was organized to provide business services and financing to emerging growth entities. Activities during the development stage include developing the business plan and raising capital.

       (B) Use of Estimates
       --------------------

       In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

       (C) Income Taxes
       ----------------

       The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As of December 31, 2003, the Company has a net operating loss carryforward of approximately $12,400 available to offset future taxable income through 2023. The valuation allowance at December 31, 2003 was $4,464. The net change in the valuation allowance for the year ended December 31, 2003 was an increase of $393.

       (D) Loss Per Share
       ------------------

       Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share." As of December 31, 2003 and 2002, there were no common share equivalents outstanding.

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2003 AND 2002
                        --------------------------------

       (E) Business Segments
       ---------------------

       The Company operates in one segment and therefore segment information is not presented.

NOTE 2 STOCKHOLDERS' EQUITY
------ --------------------

       (A) Common Stock Issued for Cash
       --------------------------------

       On December 17, 1999, the Company issued 1,000,000 shares of common stock to its founders for cash of $1,000 ($0.001 per share).

       During 2003, the Company issued 174,000 shares of common stock for cash of $17,400 ($0.10 per share).

       (B) Common Stock Issued for Subscription Receivable
       ---------------------------------------------------

       During 2000, the Company issued 1,500,000 shares of common stock for a subscription receivable of $1,500 ($0.001 per share). During 2001, the Company cancelled the shares for non-payment of the subscription receivable.

       (C) In-Kind Contribution of Stock
       ---------------------------------

       During 2001, a stockholder of the Company returned 200,000 shares of common stock to the Company.

       (D) In-Kind Contribution
       ------------------------

       During 2003, 2002, 2001, 2000 and 1999, the stockholder of the Company paid $79, $79, $79, $10,079 and $79, respectively, of operating expenses on behalf of the Company (See Note 3).

       (E) Amendment to Articles of Incorporation
       ------------------------------------------

       During 2003, the Company amended its Articles of Incorporation to provide for an increase in its authorized share capital. The authorized capital stock increased to 100,000,000 common shares at a par value of $0.001 per share, and 10,000,000 preferred shares at a par value of $0.001 with class and series designations, voting rights, and relative rights and preferences to be determined by the Board of Directors of the Company from time to time.

                           EQUITY VENTURES GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2003 AND 2002
                        --------------------------------


NOTE 3 RELATED PARTY TRANSACTIONS
------ --------------------------

       A stockholder of the Company paid $10,395 of expenses on behalf of the Company from inception (See Note 2).

NOTE 4 GOING CONCERN
------ -------------

       As reflected in the accompanying financial statements, the Company is in the development stage with no assets or operations. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

       Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

                                     SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                               EQUITY VENTURES GROUP, INC.

                               By:  /s/ Colette Kim
                                    -------------------------
                                        Colette Kim,
                                        President, Chief Executive Officer,
                                        Chief Financial Officer, Secretary &
                                        Director

July 23, 2004